                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 F O R M   6 - K


[X] Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934 For the three month period ended March 31, 1997.



                                  GOLDCORP INC.
           ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                         COMMISSION FILE NUMBER 1-12970



            PROVINCE OF ONTARIO                        98770100
     -------------------------------    ------------------------------------
     (State of other jurisdiction of    (I.R.S. Employer Identification No.)
     incorporation or organization)



                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J9

                                 (416) 865-0326
              (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                             Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

                                             Yes [   ] No [ X ]

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Goldcorp Inc. - 1997 First Quarter Results                                Page 2
--------------------------------------------------------------------------------



                           1997 FIRST QUARTER RESULTS

(ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED.)



FINANCIAL RESULTS

                                                     Three months ended
                                                          March 31,
                                                      1997         1996
                                                    --------     --------
                                            (IN MILLIONS OF U.S. DOLLARS, EXCEPT
                                              PER SHARE AND PER OUNCE AMOUNTS)

Revenues                                            $   14.1     $   22.1
Earnings                                                 1.5          3.6
Earnings per share (fully diluted)                      0.02         0.05
Cash flow (deficiency) from operations                 (5.1)          4.3
Cash flow (deficiency) from operations per share
   (fully diluted)                                    (0.07)         0.07
Gold sales (OUNCES)                                   21,300       41,513
Average realized gold price per ounce                    340          385


The Red Lake Mine continues to incur certain operating costs during the ongoing labour strike.



LIQUIDITY AND CAPITAL RESOURCES


                                         As at                        As at
                                     March 31,                 December 31,
                                         1997                          1996
                                     ---------                 ------------
                                  (IN MILLIONS  OF  U.S. DOLLARS, EXCEPT RATIOS)

Cash and short-term investments       $   29.8                     $   30.0
Marketable securities
 -book value                              15.7                         26.6
 -market value                            15.9                         40.0
Working capital                           44.8                         43.7
Total debt                                 3.3                          7.2
Debt-to-equity ratio                    0.02:1                       0.04:1


Goldcorp realized pre-tax gains of $3.8 million on the sale of marketable securities ($2.1 million after-tax).

Goldcorp Inc. - 1997 First Quarter Results                                Page 3
--------------------------------------------------------------------------------


GOLD MINING OPERATIONS

                                             Three months ended
                                                  March 31,
                                                1997         1996
                                           ---------     --------
                                        (IN MILLION OF U.S. DOLLARS,
                                         EXCEPT AS NOTED OTHERWISE)

Operating profit (loss)                     $  (2.0)     $    0.8
Operating cash flow                              0.4          4.3
Gold production (OUNCES)                      20,876       42,140
Average operating cost per ounce (US $)
   Cash production cost                          238          286
   Royalties and severance taxes                  15           14
   Non-cash costs                                 96           65
                                            --------     --------
   Total operating cost                          349          365
                                            --------     --------
                                            --------     --------

The decrease in the operating results from gold mining operations compared to a year ago, was mainly as a result of lower total gold production, a lower realized gold price and ongoing operating costs incurred at Red Lake during the labour strike.

The improvement in the cash production cost per ounce was mainly the result of an improvement in the cash production cost per ounce at the Wharf Mine, as well as from the lack of high cost production at both the Red Lake and Golden Reward mines.


RED LAKE MINE

                                             Three months ended
                                                  March 31,
                                                1997         1996
                                            --------     --------
                                       (IN MILLION S OF U.S. DOLLARS,
                                         EXCEPT AS NOTED OTHERWISE)

Operating profit (loss)                     $  (1.8)     $    0.3
Operating cash flow (deficiency)               (1.6)          1.3
Gold production (OUNCES)                                   14,702
Operating cost per ounce (US $)
   Cash production cost                                       309
   Non-cash costs                                              32
                                            --------     --------
   Total operating cost                                       341
                                            --------     --------
                                            --------     --------

The exploration program at the Red Lake Mine continues to expand the high grade discovery zones. Projected annual production has been raised to 200,000 ounces based on the exploration success to date. Gold production was interrupted by a
labour strike, however, in June 1996.   Exploration and development work have
continued. Ongoing operating costs incurred during the labour stoppage have resulted in an operating loss and an operating cash deficiency being recorded during the first quarter of 1997.

Goldcorp Inc. - 1997 First Quarter Results                                Page 4
--------------------------------------------------------------------------------


WHARF MINE

                                             Three months ended
                                                  March 31,
                                                1997         1996
                                            --------     --------
                                        (IN MILLIONS OF U.S. DOLLARS,
                                         EXCEPT AS NOTED OTHERWISE)

Operating profit (loss)                     $(0.024)     $    1.1
Operating cash flow                              2.1          2.7
Gold production (OUNCES)                      20,876       22,143
Operating cost per ounce (US$)
   Cash production cost                          238          250
   Royalties and severance taxes                  15           23
   Non-cash costs                                 96           73
                                            --------     --------
   Total operating cost                          349          346
                                            --------     --------
                                            --------     --------

The decrease in gold production compared to a year ago was mainly due to problems experienced with the crusher in March, that kept it out of production for part of the month. The problem has been resolved and it is expected that production targets and cash production costs per ounce will be maintained.

The decrease in the cash production cost per ounce was mainly due to a higher grade of ore leached, while the increase in non-cash costs per ounce was mainly due to the acquisition of the remaining minority interest in Wharf Resources Ltd. in December 1996, and the resulting amortization of that purchase price discrepancy.

The Wharf Mine's lower operating results were mainly the result of lower gold production and a lower realized gold price per ounce.

GOLDEN REWARD MINE
(GOLDCORP'S 60% CONSOLIDATED SHARE)

                                             Three months ended
                                                  March 31,
                                            --------     --------
                                                1997         1996
                                        (IN MILLIONS OF U.S. DOLLARS,
                                         EXCEPT AS NOTED OTHERWISE)

Operating loss                              $  (0.1)     $  (0.6)
Operating cash flow (deficiency)               (0.1)          0.3
Gold production (OUNCES)
   -100%                                                    8,825
   -Goldcorp's 60% share                                    5,295
Operating cost per ounce (US$)
   Cash production cost                                       358
   Royalties and severance taxes                               13
                                            --------
   Non-cash costs                                             119
                                                         --------
   Total operating cost                                       490
                                            --------     --------
                                            --------     --------

Goldcorp Inc. - 1997 First Quarter Results                                Page 5
--------------------------------------------------------------------------------


Gold production at the Golden Reward Mine was suspended in June 1996. The mine is on a care and maintenance basis.


INDUSTRIAL MINERAL OPERATIONS - SASKATCHEWAN MINERALS AND HAVELOCK LIME


                                             Three months ended
                                                  March 31,
                                                1997         1996
                                       -------------     -------------
                                       (IN MILLION S OF  U.S. DOLLARS)

Revenues                                    $    6.9     $    6.1
Operating profit                                 2.3          1.9
Operating cash flow                              2.6          2.3


The improvement in operating results from industrial mineral operations was mainly due to an increase in revenues from sodium sulphate as a result of strong market conditions (both increased tonnage and increased prices). Havelock Lime's operations have remained relatively consistent compared to the prior year.


FINANCIAL AND STATISTICAL INFORMATION

Attached are the Production Statistics and the Consolidated Financial Statements of Goldcorp Inc. for the three months ended March 31, 1997.

Goldcorp Inc. - 1997 First Quarter Results                                Page 6
--------------------------------------------------------------------------------


GOLDCORP INC.
PRODUCTION STATISTICS

                                                       Three months ended
                                                            March 31,
                                                          1997         1996
                                                     ---------     --------
RED LAKE MINE PRODUCTION STATISTICS
  Tons of ore milled (000'S)                                             54
  Average mill head grade (OUNCES PER TON)                            0.317
  Average recovery rate (%)                                           85.30
  Gold production (OUNCES)                                           14,702
  Operating cost per ounce (US $)*
     Cash production cost                             $            $    309
     Non-cash costs                                                      32
                                                      --------     --------
     Total operating cost                             $            $    341
                                                      --------     --------
                                                      --------     --------
* excludes costs incurred during labour strike

WHARF MINE PRODUCTION STATISTICS
  Tons of ore mined (000'S)                                912          982
  Tons of waste removed (000'S)                            960        2,148
  Ratio of waste to ore                                 1.05:1       2.19:1
  Tons of ore processed (000'S)                            901          976
  Average grade of gold processed (OUNCES PER TON)       0.031        0.026
  Gold production (OUNCES)                              20,876       22,143
  Operating cost per ounce (US$)
     Cash production cost                             $    238     $    250
     Royalties and severance taxes                          15           23
     Non-cash costs                                         96           73
                                                      --------     --------
     Total operating cost                             $    349     $    346
                                                      --------     --------
                                                      --------     --------

GOLDEN REWARD MINE PRODUCTION STATISTICS (100%)
  Tons of ore mined (000'S)                                             342
  Tons of waste removed (000'S)                                       1,366
  Ratio of waste to ore                                              3.99:1
  Tons of ore processed (000'S)                                         353
  Average grade of gold processed (OUNCES PER TON)                    0.035
  Gold production (OUNCES)
     - 100%                                                           8,825
     - Goldcorp's 60% share                                           5,295
  Goldcorp's proportionate operating cost
     per ounce (US$)
       Cash production cost                           $            $    358
       Royalties and severance taxes                                     13
       Non-cash costs                                                   119
                                                      --------     --------
       Total operating cost                           $            $    490
                                                      --------     --------
                                                      --------     --------

CONSOLIDATED PRODUCTION STATISTICS
  Total gold production (OUNCES)                        20,876       45,670
                                                      --------     --------
                                                      --------     --------
  Goldcorp's consolidated share                         20,876       42,140
                                                      --------     --------
                                                      --------     --------
  Average operating cost per ounce (US$)
     Cash production cost                             $    238     $    286
     Royalties and severance taxes                          15           14
     Non-cash costs                                         96           65
                                                      --------     --------
   Total operating cost                               $    349     $    365
                                                      --------     --------
                                                      --------     --------

Goldcorp Inc. - 1997 First Quarter Results                                Page 7
--------------------------------------------------------------------------------


GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                   As at         As at
                                               March 31,  December 31,
                                                    1997          1996
                                               ---------  ------------
ASSETS

CURRENT ASSETS
  Cash and short-term investments              $  29,777     $  30,007
  Gold bullion inventory                             633           714
  Accounts receivable                             11,543         9,960
  Marketable securities                           15,670        26,607
  Inventories                                      9,006         8,079
  Prepaid expenses and other                       1,693         1,012
                                               ---------     ---------
                                                  68,322        76,379
MINING INTERESTS, NET                            147,587       146,926
DEPOSITS FOR RECLAMATION COSTS                     3,531         3,520
OTHER ASSETS                                       2,298         2,459
                                               ---------     ---------

                                               $ 221,738     $ 229,284
                                               ---------     ---------
                                               ---------     ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities     $  10,134     $  14,357
  Taxes payable                                   10,118        11,203
  Current portion of long-term debt                3,279         7,128
                                               ---------     ---------
                                                  23,531        32,688
                                               ---------     ---------
LONG-TERM DEBT                                        50            60
                                               ---------     ---------
PROVISION FOR RECLAMATION COSTS
  AND OTHER LIABILITIES                            3,986         4,080
                                               ---------     ---------
DEFERRED INCOME TAXES                              7,876         7,179
                                               ---------     ---------

SHAREHOLDERS' EQUITY
  Capital stock                                   81,548        81,299
  Contributed surplus                             76,223        76,223
  Cumulative translation adjustment                3,502         4,212
  Retained earnings                               25,022        23,543
                                               ---------     ---------
                                                 186,295       185,277
                                               ---------     ---------

                                               $ 221,738     $ 229,284
                                               ---------     ---------
                                               ---------     ---------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1997 First Quarter Results                                Page 8
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                         Three months ended
                                                  March 31,
                                          1997         1996
                                      --------     --------

Revenues
  Gold bullion                        $  7,273     $ 16,029
  Industrial minerals                    6,863        6,053
                                      --------     --------
                                        14,136       22,082
                                      --------     --------
Expenses
  Operating                             11,543       16,263
  Corporate administration                 939          970
  Depreciation and depletion             2,311        3,034
  Exploration                               49           77
                                      --------     --------
                                        14,842       20,344
                                      --------     --------

Earnings (loss) from operations           (706)       1,738
                                      --------     --------

Other income (expense)
  Interest and other income                625          694
  Gain on marketable securities          3,764        4,863
  Interest expense
    Long-term debt                         (75)        (244)
    Other                                   (4)          (4)
                                      --------     --------
                                         4,310        5,309
                                      --------     --------

Earnings before taxes
  and minority interest                  3,604        7,047
Income and mining taxes                  2,125        3,171
                                      --------     --------

Earnings before minority interest        1,479        3,876
Minority interest                                      (290)
                                      --------     --------

Earnings for the period               $  1,479     $  3,586
                                      --------     --------
                                      --------     --------

Earnings per share
  Basic                               $   0.02     $   0.06
                                      --------     --------
                                      --------     --------
  Fully diluted                       $   0.02     $   0.05
                                      --------     --------
                                      --------     --------

Weighted average number of shares
  outstanding (000's)
  Basic                                 68,344       62,980
                                      --------     --------
                                      --------     --------
  Fully diluted                         73,156       67,288
                                      --------     --------
                                      --------     --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1997 First Quarter Results                                Page 9
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                            Three months ended
                                                                     March 31,
                                                             1997         1996
                                                         --------     --------
Cash provided by (used in)
Operating activities
  Earnings for the period                                $  1,479     $  3,586
  Items not affecting cash
    Depreciation, depletion and amortization                2,696        3,625
    Gain on marketable securities,
      net of tax provision                                 (2,085)      (2,693)
    Deferred income taxes                                     783          354
    Minority interest                                                      290
    Other                                                     (37)          83
                                                         --------     --------
                                                            2,836        5,245
  Change in non-cash operating
    working capital                                        (7,895)        (959)
                                                         --------     --------
Net cash provided by (used in) operating activities        (5,059)       4,286
                                                         --------     --------

Investing activities
  Mining interests                                         (3,726)      (2,413)
  Purchases of marketable securities                       (2,994)      (4,936)
  Proceeds from sale of marketable securities              17,724        8,806
  Taxes paid on sale of marketable
    securities, prior year                                 (2,172)
  Purchases of other assets                                   (29)
  Other                                                       (10)        (319)
                                                         --------     --------
Net cash provided by investing activities                   8,793        1,138
                                                         --------     --------

Financing activities
  Repayment of long-term debt                              (4,053)      (2,796)
  Issue of capital stock, net                                 249          124
                                                         --------     --------
Net cash used in financing activities                      (3,804)      (2,672)
                                                         --------     --------
Effect of exchange rate changes on cash                      (160)         (91)
                                                         --------     --------
Increase (decrease) in cash and
  short-term investments                                     (230)       2,661
Cash and short-term investments
  at beginning of period                                   30,007       40,398
                                                         --------     --------
Cash and short-term investments
  at end of period                                       $ 29,777     $ 43,059
                                                         --------     --------
                                                         --------     --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1997 First Quarter Results                               Page 10
--------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   GENERAL

     The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1996. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company accounts for its 60% undivided interest in the Golden Reward Mining Company Limited Partnership using the proportionate consolidation method of accounting.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.   REPORTING CURRENCY

     The Company has adopted the United States dollar as its reporting currency for its financial statements, commencing January 1, 1997.

     Comparative figures previously reported in Canadian dollars have been translated at the exchange rate in effect on January 1, 1997.

Goldcorp Inc. - 1997 First Quarter Results                               Page 11
--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GOLDCORP INC.


                                             By  /s/ Abraham N. Rubinfeld
                                                 -------------------------------
                                                 Abraham N. Rubinfeld
                                                 Corporate Counsel and
                                                 Secretary
                                                 (Duly Authorized Officer)


Date:  May 29, 1997.